EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Corporation	Jurisdiction of Incorporation

Kronos Acquisition Inc.	Canada

Kronos Canadian Systems, Inc.	Canada
Total Care Technologies International, Inc.	Barbados
Total Care Technologies Pty Ltd.	Australia

Kronos Asia Holding Ltd.	Hong Kong

Kronos Australia Pty. Ltd.	Australia

Kronos Brasil Ltda	Brazil

Kronos de Mexico, S.A. de C.V.	Mexico

Kronos Securities Corporation	Massachusetts

Kronos Systems Limited	United Kingdom

Kronos Systems Singapore Pte. Ltd.	Singapore

Kronos Talent Management, Inc.	Oregon
Guru Worldwide, Inc.	Delaware
Unicru Europe Ltd.	United Kingdom
Xperius, Inc.	Delaware

Kronos Technology and Research Holdings, LLC	Delaware
Kronos Research Systems, LP	Texas
Kronos Technology Systems, LP	Massachusetts